UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __1_)*

TheStreet, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

88368Q103
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	88368Q103

1	Names of Reporting Persons
B. Riley Financial, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
3,815,261
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
3,815,261
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,815,261
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.69%
12	Type of Reporting Person (See Instructions)
CO

CUSIP No.	88368Q103

1	Names of Reporting Persons
B. Riley Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
NY
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
411,625
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
411,625
9	Aggregate Amount Beneficially Owned by Each Reporting Person
411,625
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.83%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.	88368Q103

1	Names of Reporting Persons
B. Riley FBR, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
3,403,636
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
3,403,636
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,403,636
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.86%
12	Type of Reporting Person (See Instructions)
BD

CUSIP No.	88368Q103

1	Names of Reporting Persons
BR Dialectic Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
200,378
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
200,378
9	Aggregate Amount Beneficially Owned by Each Reporting Person
200,378
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.40%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.	88368Q103

1	Names of Reporting Persons
Dialectic Antithesis Partners, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
200,378
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
200,378
9	Aggregate Amount Beneficially Owned by Each Reporting Person
200,378
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.40%
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	88368Q103

1	Names of Reporting Persons
B. Riley Diversified Equity Fund
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
167,047
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
167,047
9	Aggregate Amount Beneficially Owned by Each Reporting Person
167,047
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.34%
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer: TheStreet, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 14 Wall Street, New York, New York 10005

Item 2(a).

B. Riley Financial, Inc., a Delaware corporation (“BRF”),

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”),

B. Riley FBR, Inc., a Delaware corporation (“BRFBR”),

BR Dialectic Capital Management, LLC (“BR Dialectic”),

Dialectic Antithesis Partners, LP (“Dialectic”), and

B. Riley Diversified Equity Fund (“BRDEF”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each BRCM and BRFBR is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

The principal business address of BR Dialectic and Dialectic is:

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

The principal place of business of BRF is:

21255 Burbank Blvd. Suite 400

Woodland Hills, CA 91367

The principal place of business of BRDEF is:

8730 Stony Point Parkway, Suite 205

Richmond, VA 23235

Item 2(c).	Citizenship:

BRF, BRFBR, BR Dialectic, Dialectic, and BRDEF are organized under the laws of the State of Delaware.

BRCM is organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 (the “Common Stock”)

Item 2(e).	CUSIP Number:

88368Q103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____

Item 4.  Ownership

(a)	Amount Beneficially Owned:

As of the close of business on December 31, 2018, BRFBR beneficially owned 3,403,636 shares of Common Stock.

As of the close of business on December 31, 2018, Dialectic beneficially owned, 200,378 shares of Common Stock. BR Dialectic is the general partner of and an investment advisor to Dialectic, BR Dialectic is a wholly-owned subsidiary of BRCM, and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to have indirectly beneficially owned the 200,378 shares held by Dialectic.

As of the close of business on December 31, 2018, BRDEF beneficially owned 167,047 shares of Common Stock. BRCM is an investment advisor to BRDEF, and BRF is the parent company of BRCM. As a result, BRCM and BRF may be deemed to have indirectly beneficially owned the 167,047 shares held by BRDEF.

As of the close of business on December 31, 2018, BRCM, as the investment advisor of certain Separately Managed Accounts (the “SMA Accounts”), may be deemed to have beneficially owned the 44,200 shares of Common Stock directly owned by the SMA Accounts. BRF is the parent company of BRCM. As a result, BRCM and BRF may be deemed to have indirectly beneficially owned the 44,200 shares held by the SMA Accounts.

BRF as the parent company of BRCM and BRFBR may be deemed to have beneficially owned the 3,815,261 shares of Common Stock beneficially owned in aggregate by BRCM and BRFBR.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

As of the close of business on December 31, 2018, BRFBR beneficially owned 6.86% of the outstanding shares of Common Stock.

As of the close of business on December 31, 2018, Dialectic beneficially owned 0.40% of the outstanding shares of Common Stock. BR Dialectic is the general partner of and an investment advisor to Dialectic, BR Dialectic is a wholly-owned subsidiary of BRCM, and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to have indirectly beneficially owned the 0.40% of the outstanding shares held by Dialectic.

As of the close of business on December 31, 2018, BRDEF beneficially owned 0.34% of the outstanding shares of Common Stock. BRCM is an investment advisor to BRDEF, and BRF is the parent company of BRCM. As a result, BRCM and BRF may be deemed to have indirectly beneficially owned the 0.34% of the outstanding shares held by BRDEF.

As of the close of business on December 31, 2018, BRCM, as the investment advisor of certain Separately Managed Accounts (the “SMA Accounts”), may be deemed to have beneficially owned the 0.09% of the outstanding shares of Common Stock directly owned by the SMA Accounts. BRF is the parent company of BRCM. As a result, BRCM and BRF may be deemed to have indirectly beneficially owned the 0.09% of the outstanding shares held by the SMA Accounts.

As of the close of business on December 31, 2018, BRF as the parent company of BRCM and BRFBR may be deemed to have beneficially owned 7.69% of shares of outstanding shares of Common Stock, beneficially owned in the aggregate by BRCM and BRFBR.

These percentages are based on a total of 49,612,180 shares of Common Stock outstanding as of November 9, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.

(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019	B. RILEY FINANCIAL, INC

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

B. RILEY FBR, INC.

by: /s/ Andy Moore
Name: Andy Moore
Title: Chief Executive Officer

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By: B. Riley Capital Management, LLC, its sole member

By: /s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By: /s/ John Fichthorn
Name: John Fichthorn
Title: Chief Investment Officer

B. RILEY DIVERSIFIED EQUITY FUND

By: /s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Authorized Signer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).